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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE CATTLESALE COMPANY
(f/k/a Dynacore Holdings Corporation)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

26779T 30 8
(CUSIP Number)

Tom F. Perles
Chief Financial Officer
AEI Environmental, Inc.
710 North York Road
Hinsdale, Illinois 60521
(630) 325-7090
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

MAY 16, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)	Page 1 of 6 pages

CUSIP No.	13D	Page 2 of 6 Pages

1.	Name of Reporting Person AEI ENVIRONMENTAL, INC. I.R.S. Identification No. of Above Person (Entities Only). (Intentionally Omitted)

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[X]

6.	Citizenship or Place of Organization COLORADO

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 18,684,918

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,684,918

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,684,918

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 47.7%

14.	Type of Reporting Person (See Instructions) CO

STATEMENT ON SCHEDULE 13D
PURSUANT TO RULE 13D-1
UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

        This amended Statement on Schedule 13D (this “Statement”) relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”) of The CattleSale Company (f/k/a Dynacore Holdings Corporation), a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9901 IH-10 West, Suite 800, San Antonio, Texas 78230.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby supplemented as follows:

    (a)   - (c) and (f) This statement is being filed by AEI Environmental, Inc., a Colorado corporation (the “Reporting Person”). There is no change to report for Item 2 except for the supplemental information to Appendix A concerning the executive officers and directors of the Reporting Person, which information is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D as of the date of this Amendment No. 1.

    (d)        During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Appendix A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        Except as previously reported in this Schedule 13D, during the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Appendix A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	13D	Page 3 of 6 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

    (a)        The response to Item 6 is incorporated by reference.

    (b)  -  (j)    No applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    There is no change to report for Item 5 except for the addition of the following:

    (c)        The Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 day, except the following:

        On May 15, 2003, the Reporting Person sold in a private transaction 500,000 shares of the Company’s Common Stock originally acquired in the transaction previously disclosed in Item 3. These shares were sold to William J. Ritger for $0.20 per share, resulting in net cash proceeds to the Reporting Person of $100,000. After giving effect to this transaction, the Reporting Person is the beneficial owner of 47.7% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

        In connection with the Reporting Person’s original acquisition of shares of Common Stock (the “Securities”), the Reporting Person entered into an escrow and security agreement (the “Escrow and Security Agreement”) with Pitney, Hardin, Kipp & Szuch LLP (the “Agent”), counsel to the Reporting Person. On June 10, 2003, after the conditions under the Escrow and Security Agreement to the release of the Securities to the Reporting Person were satisfied, the Securities were released to the Reporting Person.

        The shareholders of the Reporting Person and the holders of the Senior Secured Convertible Promissory Notes of the Reporting Person (the “Promissory Notes”) have approved a Plan of Reorganization of the Reporting Person pursuant to which all of the Securities will be (i) distributed to the holders of the Promissory Notes and other creditors of the Reporting Person, (ii) sold in private transactions to raise working capital to sustain the Reporting Person’s operations during a “wind-down” period, and (iii) any balance will be distributed on a pro rata basis to the shareholders of the Reporting Person.

CUSIP No.	13D	Page 4 of 6 Pages

        Other than as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

None

SIGNATURES After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct. Dated: July 11, 2003

AEI ENVIRONMENTAL, INC. By: /s/ Tom F. Perles ————————————— Tom F. Perles President, Chief Financial Officer and Secretary

CUSIP No.	13D	Page 5 of 6 Pages

APPENDIX A

Executive Officers and Directors of AEI Environmental, Inc.

        Unless otherwise indicated below, each director and executive officer of the Reporting Person is a U.S. citizen and has his or her business address c/o AEI Environmental, Inc., 710 North York Road, Hinsdale, Illinois 60521.

NAME	PRINICIPAL OCCUPATION OR EMPLOYMENT

David W. Pequet, Director	President, MPI Investment Management, Inc., 710 North York Road
Hinsdale, Illinois 60521.

Mark A. Margason, Director	Managing Partner, MPI Investment Management, Inc.,
710 North York Road, Hinsdale, Illinois 60521.

Edward L. McMillan, Chairman, CEO	Concord Partners, LLC, Mark Twain Plaza, Suite 325,
101 Vandalia Street, Edwardsville, Illinois 62025

Douglas Dyer, Director	Partner, Brennan Dyer & Company, LLC, 735 Broad Street
Suite 218, Chattanooga, Tennessee 37402

Tom F. Perles, President, Chief Financial	AEI Environmental,Inc., 710 North York Road,
Officer and Secretary	Hinsdale, Illinois 60521.